Nasdaq Regulation



Joseph Cusick
Vice President
Head of Market Surveillance

September 29, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 26, 2025, The Nasdaq Stock Market (the "Exchange") received from StoneBridge Acquisition II Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A Ordinary Share, par value $0.0001 per share, and one Right to acquire one-tenth (1/10) of one Class A Ordinary Share

Class A Ordinary Shares, par value $0.0001 per share

Rights, each Right to acquire one-tenth (1/10) of one Class A Ordinary Share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,